Shanda Announces Plan for Confidential Submission of Draft Registration Statement
for IPO of Shanda Games Limited

Shanghai, China – May 25, 2009 — Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda” or the “Company”), a leading interactive entertainment media company in China, announced today that it plans to submit a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission (the “SEC”) for a possible initial public offering (the “Proposed IPO”) of Shanda Games Limited (“Shanda Games”), a Cayman Islands company which is currently wholly owned by the Company and operates the Company’s online games business.

The purposes of the Proposed IPO, if commenced and completed, are intended, among others, to further Shanda’s development as an interactive entertainment media company and to provide Shanda Games with a sharper focus and greater flexibility to pursue strategic opportunities in enhancing its leadership position in the online games sector. Shanda expects to remain Shanda Games’ majority shareholder after the completion of the Proposed IPO.

The Proposed IPO is expected to commence as capital markets conditions permit and is subject to Shanda Games’ filing with the SEC a registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the SEC declaring such registration statement effective. The number of shares proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. As required by Rule 135, this announcement is not intended to, and does not, constitute an offer of any securities for sale.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the purposes of the Proposed IPO and Shanda Games’ ability to commence and complete the Proposed IPO, represent only the current expectations, assumptions, estimates and projections of the Company and Shanda Games and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the actual results to be materially different from expectations include but are not limited to, capital markets conditions, Shanda Games’ ability to commence and complete in Proposed IPO, the prolonged negative impact of the current global financial and credit markets crisis on the Chinese economy, the clearance by the relevant regulators of the regulatory filings of Shanda Games relating to the Proposed IPO and the other risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com